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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 26)

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               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

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                                   74838E102
                     (CUSIP Number of Class of Securities)

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                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

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                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  The response to Item 7 is hereby amended by adding the following after the final paragraph of Item 7:

    At a meeting of the Board held on December 8, 1998, the Board approved a merger (the "Merger") of the Company and an entity owned by Cadence Design Systems Inc. ("Cadence") on the terms set forth in an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 8, 1998, among the Company, Cadence and CDSI Acquisition, Inc. Pursuant to the Merger, each stockholder of the Company will receive Cadence common stock with a value of $14.00 per share at the time of closing. A copy of the Merger Agreement is filed as Exhibit 55 hereto and is incorporated herein by reference. As a result of the Merger, the Company will be wholly owned by Cadence. In addition, the Board approved a Stock Option Agreement (the "Stock Option Agreement") dated as of December 8, 1998 between Cadence and the Company, pursuant to which the Company issued Cadence an option to purchase approximately 19.9% of the outstanding common stock of the Company at $14.00 a share, which option will become exercisable under certain conditions. A copy of the Stock Option Agreement is filed as Exhibit 56 hereto and is incorporated herein by reference.

    The Board's decision to enter into the Merger Agreement was based on the Board's review and consideration of the interests of the Company's stockholders and all other factors permitted by applicable law, including the interests of the Company's employees, suppliers, creditors and customers; and the Company's long and short-term strategic objectives.

    The Board also considered a presentation by, and the advice and views of H&Q, financial advisors to the Company, concerning the Company, Cadence and the financial aspects of the Merger, and the opinion of H&Q to the effect that, as of December 8, 1998, and subject to the qualifications and limitations set forth in such opinion, the consideration to be received by stockholders of the Company pursuant to the Merger is fair from a financial point of view.

    Having considered all of the foregoing, the Board concluded that the Merger is advisable, fair to and in the best interests of the Company and its stockholders. The Company currently expects that Cadence will file with the SEC a registration statement in connection with the Merger that will further describe the Company's reasons for entering into the Merger Agreement.

    The Merger is subject to certain conditions, including compliance with applicable regulatory requirements, and approval by the Company's stockholders. It is expected to close in the first quarter of 1999.

    A copy of the press release announcing the Merger is filed as Exhibit 57 hereto and is incorporated herein by reference.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

  Rights Agreement.

    On December 8, 1998, the Board amended the Rights Agreement to provide that Cadence shall not become an "Acquiring Person" under the Rights Agreement by virtue of the Merger Agreement or the Stock Option Agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by the addition of the following new exhibits:

   Exhibit 55 Merger Agreement.
   Exhibit 56 Stock Option Agreement.
   Exhibit 57 Press release of the Company dated December 9, 1998.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: December 9, 1998                     QUICKTURN DESIGN SYSTEMS, INC.

                                              /s/ Keith R. Lobo
                                          By: _________________________________
                                              Keith R. Lobo
                                              President and Chief Executive
                                               Officer

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